Exhibit 2.4

                                                                EXECUTION COPY


                                                              January 13, 2003


Quilmes Industrial (Quinsa) Societe Anonyme
84, Grand-Rue
L-1660 Luxembourg
Grand Duchy of Luxembourg

Teniente General Peron 667
Buenos Aires, Argentina  1038

Attention:  Agustin Garcia Mansilla

Beverage Associates (BAC) Corp.
Craigmuir Chambers (c/o  Harney Westwood & Riegels)
Road Town, Tortola, British Virgin Islands (BVI)
Attention:  Christian Baillet

Companhia de Bebidas das Americas--AmBev
Avenida Maria Coehlo Aguiar, 215-Bloco F
6(degree)andar
05801-900 Sao Paulo
Brazil
Attention:  Felipe Dutra

Ladies and Gentlemen:

     Companhia de Bebidas das Americas--AmBev ("AMBEV"), Beverage Associates
(BAC) Corp. ("BAC") and Quilmes Industrial (Quinsa) Societe Anonyme ("QUINSA") have entered into or have agreed to enter into certain agreements to provide for, among other things, the acquisition by AmBev of shares of Quinsa (the "TRANSACTIONS"), including (i) a stock purchase agreement dated as of May 1, 2002 (the "STOCK PURCHASE AGREEMENT") between AmBev and BAC, (ii) a shareholders agreement between AmBev and BAC substantially in the form of Exhibit F attached to the Stock Purchase Agreement (the "SHAREHOLDERS AGREEMENT") and (iii) a share exchange agreement dated May 1, 2002 between AmBev and Quinsa (the "SHARE EXCHANGE AGREEMENT"). BAC, Quinsa and certain of Quinsa's subsidiaries propose to enter into a Memorandum of Agreement dated as of January 13, 2003 with Heineken International B.V. and its affiliates ("HEINEKEN") substantially in the form of Exhibit A hereto (the "MOA"). Under the MOA, BAC has agreed to acquire from Heineken the 14,080,890 shares (the "QIB SHARES") of Quilmes International (Bermuda) Ltd., a


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subsidiary of Quinsa ("QIB") held by Heineken (the "QIB Purchase") in full and final settlement of certain disputes between Quinsa and Heineken. Pursuant to the MOA, BAC has a right to assign to AmBev its right to purchase all or a portion of the QIB Shares. The parties hereto desire to effect such an assignment and to provide for certain agreements in connection with the QIB Purchase and hereby agree as follows:


     1. CONSENT AND WAIVER. AmBev hereby irrevocably (i) consents to the execution by Quinsa and BAC of the MOA and to the consummation of the transactions contemplated thereby, (ii) acknowledges and agrees that, notwithstanding anything to the contrary contained in the Share Exchange Agreement, the Stock Purchase Agreement or any other agreement or document contemplated thereby (the "TRANSACTION DOCUMENTS"), the execution and delivery of the MOA by the parties thereto will not give rise to any breach of any representation or warranty, covenant or other agreement of either BAC, Quinsa or any of their respective affiliates under any of the Transaction Documents or give rise to any failure to be satisfied of any condition to the consummation of any of the transactions contemplated by any of the Transaction Documents and (iii) waives any rights, claims and causes of actions that it might otherwise have under the Transactions Documents as a result of the execution and delivery of the MOA by the parties thereto or the consummation of the transactions contemplated thereby. For the avoidance of doubt, however, if the Closing (as defined in the MOA) is not consummated, it is expressly understood and agreed that AmBev shall not be deemed to have waived any rights, claims and causes of action that it might have under the Transaction Documents arising out of or relating to any facts, circumstances or events other than the execution and delivery of the MOA by the parties thereto and the consummation of the transactions contemplated thereby.

     2. ASSIGNMENT OF QIB SHARES. BAC hereby assigns to AmBev its right to purchase 8,024,234 QIB Shares (the "AMBEV QIB SHARES") for an aggregate purchase price of U.S. $ 58,508,244.89 (the "PURCHASE PRICE"). AmBev hereby accepts such assignment and agrees to purchase from BAC or if BAC so elects, directly from Heineken, at the Closing (as defined in the MOA) the AmBev QIB Shares. AmBev shall pay to BAC or Heineken, as the case may be, at the Closing, the Purchase Price, in immediately available funds by wire transfer to such Bank account as BAC or Heineken, as the case may be, may designate, against delivery to AmBev of certificates representing the AmBev QIB Shares with transfer instruments duly executed.

     3. NO CONVERSION OF QIB SHARES. Notwithstanding Section 5.09 of the Share Exchange Agreement, AmBev and Quinsa agree that AmBev shall not have the right to convert the AmBev QIB Shares into Class B shares of Quinsa.


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AmBev and Quinsa hereby agree that such Section 5.09 is hereby amended to reflect this agreement. The parties hereto further agree that BAC shall not have the right to convert the QIB Shares purchased by it from Heineken (the "BAC QIB SHARES") into Class B shares of Quinsa.

     4. AMENDMENT OF SHAREHOLDERS AGREEMENT. AmBev and BAC agree that, prior to the execution and delivery by them of the Shareholders Agreement, Section 3.01(d) of the form of Shareholders Agreement attached to the Stock Purchase Agreement as Exhibit F shall be deleted and that the AmBev QIB Shares shall not count against the 12 million Class B shares of Quinsa that AmBev is permitted to acquire under Section 3.01 of the Shareholders Agreement. In addition to the deletion of Section 3.01(d), the proviso at the end of the first sentence of Section 3.02 of the form of Shareholders Agreement shall be deleted, to wit:

          "; provided that, notwithstanding the foregoing, the Company shall have a right to acquire from Heineken the QIB shares held by Heineken in accordance with the terms of the Company's agreements with Heineken so long as the Company shall have first offered to AmBev the right to acquire such QIB shares on the terms set forth in such agreement and AmBev shall not have accepted such offer."

The parenthetical phrase "(or been deemed to have acquired pursuant to Section 3.01(d))" shall also be deleted from the four places it appears in Sections
3.02 and 3.03 of the form of Shareholders Agreement.

     5. NO EXCHANGE. The BAC QIB Shares shall not be subject to the Exchange as defined in the Share Purchase Agreement.

     6. CALL OPTION FOR QIB SHARES. Quinsa shall have a call option, exercisable at any time and from time to time, to purchase the QIB shares held by BAC and AmBev, in whole or in part, at a per share price equal to the fair market value thereof, determined as set forth below. Any decision to exercise the call option shall be made by the board of directors of Quinsa (the "BOARD") if and when the Board determines that the exercise of the call option at the price determined as set forth below would be in the best interests of Quinsa. If, at any time, the Board shall not include at least one member nominated by BAC and BAC notifies AmBev that it desires for Quinsa to exercise the call option, AmBev shall cause to be presented to the Board a proposal that the call option be exercised. At such time or times as a proposal to exercise the call option may be presented to the Board, each of BAC and AmBev shall cause all members of the


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Board nominated by it to consider the exercise of the call option in good faith and shall cause each such member not to unreasonably withhold its approval of the exercise of the call option. As part of the Board's consideration of the exercise of the call option, Quinsa shall engage an investment banking firm of recognized international standing selected by a majority of the members of the Board, including, for so long as any persons nominated by BAC and AmBev are members of the Board, at least one director nominated by each of BAC and AmBev to determine the fair market value of the QIB Shares. If the Board approves the exercise of the call option at the fair market value, as so determined, then Quinsa will purchase promptly from BAC and AmBev, on a pro rata basis, the QIB Shares in respect of which the call option is being exercised, for cash, at the fair market value thereof.

     7. ANTITRUST RULING. AmBev and Quinsa acknowledge and agree that the conditions contained in the ruling issued by the Argentine antitrust authority on January 13, 2003 approving the Transactions are not burdensome or unduly expensive as provided in Section 7.01(v) of the Share Exchange Agreement.

     8. QIB CHARTER AND BY-LAWS. At or before the Closing, the charter and by-laws of QIB shall be amended, to the greatest extent possible under the laws of Bermuda, to eliminate any inconsistency with, and to give effect to, the provisions of the Shareholders Agreement, as contemplated in Section 4.09 of the Shareholders Agreement.

     9. FURTHER ASSURANCES. BAC, AmBev and Quinsa shall amend, revise and supplement any of the Transaction Documents and take all other lawful action as may be necessary in order to carry out and implement the agreements contained herein. In the event of a conflict between any provisions of this letter agreement and any provisions in the Transaction Documents, the provisions of this letter agreement shall control. Except as otherwise set forth herein, all provisions of the Transactions Documents shall remain in full force and effect.

     10. MISCELLANEOUS. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State. Any and all differences, controversies and disputes of any nature whatsoever arising out of or relating to this letter agreement shall be settled by arbitration in the manner prescribed in the Transaction Documents.


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     IN WITNESS WHEREOF, the parties have duly executed this letter agreement as of the date first written above.


                                   COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV


                                       By:  /s/ Luis Felipe Pereira Durra Leite
                                            -----------------------------------
                                            Name:
                                            Title:


                                       By:  /s/ Magim Rodriguez Junior
                                            -----------------------------------
                                            Name:
                                            Title:


                                   BEVERAGE ASSOCIATES (BAC) CORP.


                                       By:  /s/ C. Baillet
                                            -----------------------------------
                                            Name:
                                            Title:


                                   QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME

                                       By:  /s/ Jacques-Louis de Monralembert
                                            -----------------------------------
                                            Name:
                                            Title: